UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 20 June 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228
RESIGNATION OF DIRECTOR
Harmony Gold Mining Company Limited (“Harmony” or the “Company”)
announces, in compliance with paragraph 3.59 of the Listings
Requirements of the JSE Limited, the resignation of David Noko as independent non-executive director of the company with effect from 19
June 2012. David Noko’s resignation follows his acceptance of a full time position at another company.
“I want to express my gratitude to David for the contributions he made whilst serving on the Harmony board and wish him well with his future endeavours”, said Patrice Motsepe, chairman of the Harmony board.”
For more details contact:
Marian van der Walt
On +27 (0)82 888 1242
Corporate Office:
Randfontein Office Park
PO Box 2
Randfontein
South Africa 1760
T: +27 (0)11 411 2000
www.harmony.co.za
20 June 2012
Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 20, 2012
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director